Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-181014
333-181014-01

PRICING SUPPLEMENT
November 1, 2013

United Continental Holdings, Inc.

$300,000,000 6.000% Senior Notes due 2020

_________________________

Pricing Supplement dated November 1, 2013 to the Preliminary Prospectus Supplement dated November 1, 2013 of United Continental Holdings, Inc. (the “Preliminary Prospectus Supplement”).

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	United Continental Holdings, Inc. (“UAL”)
Guarantor:	United Airlines, Inc. (“United”)
Aggregate Principal Amount:	$300,000,000
Title of Securities:	6.000% Senior Notes due 2020
Distribution:	SEC registered
Maturity:	December 1, 2020
Coupon:	6.000%
Public Offering Price:	100%
Yield to Maturity:	6.000%
Spread to Benchmark Treasury:	401 basis points
Benchmark Treasury:	2.625% due November 15, 2020
Ratings*:	B2/B
Underwriting Discounts and Commissions:	$2,379,000
Proceeds, Before Expenses, to UAL:	$297,621,000
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2014
Optional Redemption:	Make-whole call at T+50 bps
Change of Control:	Put at 101% of principal plus accrued interest
Underwriters:	Principal Amount of Notes
Morgan Stanley & Co. LLC	$210,000,000
Credit Suisse Securities (USA) LLC	$ 90,000,000
Discount on Sales to Dealers:	0.375%
Discount on Resales by Dealers:	0.250%
Trade Date:	November 1, 2013
Settlement Date:	November 8, 2013 (T+5)
CUSIP:	910047AG4
ISIN:	US910047AG49
Denominations:	$2,000 x $1,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-866-718-1649 or Credit Suisse toll-free at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.